FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 1	August 14, 2015

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Ms. Melissa Raminpour
Branch Chief - Travel and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      Gol Intelligent Airlines, Inc.

Form 20-F for the year ended December 31, 2014

Filed April 30, 2015

File No. 001-32221

Response to Staff Comment Letter dated July 20, 2015

Dear Ms. Raminpour:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) received a comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) on July 20, 2015, concerning the Company’s annual report on Form 20-F filed on April 30, 2015 (the “2014 Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 5 and have provided responses immediately below such comments.

Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services (the “FOIA Office”) in connection with a request for confidential treatment of certain portions of this letter under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Securities and Exchange Commission (the “Commission”) rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of the portions marked with “[***]” (the “Confidential Information”) of this letter and the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this letter has also been clearly marked with the legend “CONFIDENTIAL TREATMENT REQUESTED BY GOL INTELLIGENT AIRLINES, INC. PURSUANT TO RULE 83”.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 2	August 14, 2015

SEC Comment No. 1.

Operating and Financial Review and Prospects

Operating Expenses, page 54

1)      We note that your current discussion of changes in expenses for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of expenses but does not provide adequate quantification as to how each factor impacted your results of operations for the periods presented. For example, we note from page 56 that depreciation decreased due to a lower number of engines capitalized and the expiration of the depreciation period of existing engines; however you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.

Response to Comment No. 1.

We acknowledge the Staff´s request to provide adequate quantification as to how each factor impacted our results of operations.  We have tried to indicate the respective weight for each factor responsible for the changes in the various categories of expenses, both in qualitative and quantitative terms, where appropriate.  For instance, on page 55 of our 2014 Form 20-F, we state that:

“Aircraft fuel expenses increased by 6.4%, from R$3,610.8 million in 2013 to R$3,842.3 million in 2014, largely due to the 4.6% period upturn in the average per liter fuel price and the increase in consumption as a result of the 7.0 percentage point improvement in the load factor over the previous year…”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 3	August 14, 2015

Also, on page 56, we state that maintenance, materials and repairs increased by 10.9%, from R$460.8 million in 2013 to R$511.0 million in 2014, primarily due to the 9.1% average period appreciation of the U.S. dollar.

In addition, where applicable, we have indicated which were the primary factors versus less relevant factors for certain developments.  For example, on page 56 of our 2014 Form 20-F, we state that:

“Other operating expense (mainly crew travel and accommodation expenses, direct passenger expenses, equipment leasing and general and administrative expenses) increased by 44.5%, from R$342.9 million in 2013 to R$495.5 million in 2014. This increase was mainly due to reduced gains from sale leaseback operations (9 aircraft in 2014 versus 13 in 2013); and, to a lesser extent, due to (i) higher expenses with travel and accommodation due to additional costs during the World Cup; (ii) introduction of new international frequencies; and (iii) increased expenses with on-board service. In per available seat kilometer terms, other operating expense increased by 44.9%, due to these same reasons discussed above in light of our stable total supply of available seat kilometer, which decreased by 0.3%.”

Finally, where we have not been able to quantify the impact of an operating factor, we have ordered the factors in the order of relevance, the most relevant being named first.

Notwithstanding, the Company commits to further improve disclosure of such type and include further quantitative information where practicable, in accordance with the applicable rules and SEC guidance.

The Company respectfully requests to include the additional disclosure in future filings to provide adequate quantification as to how each factor impacted our results of operations.

SEC Comment No. 2.

Notes to Consolidated Financial Statements

8. Deferred and recoverable taxes, page F-27

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 4	August 14, 2015

2)      We note from page F-28 that your forecast for GLAI shows you will have taxable profits over the long-term and will therefore utilize the deferred tax assets associated with net operating loss carryforwards. Given your recent history of losses, please provide us with your analysis as to why you believe recognition of such deferred tax assets continues to be appropriate under IAS 12, paragraphs 35 through 37. Your response should clearly explain your net operating loss carryforwards for each entity (GLAI, VRG, and Webjet) and your analysis of the realization for each. We may have further comment upon receipt of your response.

Response to Comment No. 2.

Based on its long-term business plan prepared on an entity by entity basis, we expect to generate future taxable income sufficient for the utilization of the net operating loss carryforward balances recorded.

The projections contained in our long-term business plan are based on our recovery and growth strategy and the stabilization of the political and economic scenario in Brazil. Also, the projections are based on market consensus assumptions and industry recognized indexes. For instance, our GDP growth, inflation and currency expectations are based on information published by the Brazilian Central Bank, while our fuel projections are based on information published by the U.S. Energy Information Administration.

The business plan review occurs annually and starts with the Company’s budgeting process for the following year. The executive officers and their teams review the assumptions with respect to their corresponding areas, such as growth perspectives, macroeconomic scenario, profitability estimates and potential long-term effects of new actions and strategic projects. Management considered, among other factors, the positive trends in our operating performance in recent years – we have in the last nine quarters constantly improved our revenues, resulting in positive and improving operating margins.

The assumptions are then considered in our long-term business plan and submitted to the analysis of our board of directors, together with the budget for the following year. Our board of directors analyzes the proposed long-term projections and, when concluding that such assumptions and projections are in line with the strategic goals of the Company, approves the business plan.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 5	August 14, 2015

Our long-term business plan serves as our guidance for capital expenditures, fleet planning and management planning purposes. More details related to the business plan can be found in response to Comment No. 5.

Specifically, our projections on a per entity basis show the following:

Gol Linhas Aéreas Inteligentes S.A., or GLAI

The holding company is projected to have taxable income from interest income and future dividends, which justifies the utilization of net operating loss carryforwards. Tax credits from net operating loss carryforwards of GLAI were recognized in the amount of R$64.4 million at December 31, 2014.

The table below shows the expected utilization of the deferred tax assets associated with our net operating loss carryforwards per year:

[***]

VRG Linhas Aéreas S.A., or VRG

Of the total tax credits from net operating loss carryforwards of VRG, approximately R$385.6 million were recognized in the financial statements as of December 31, 2014.

The company had negative results between 2013 and 2014. A significant portion of the losses (approximately 77%) were affected by its financial results, mainly due to:

•         Foreign exchange net losses of approximately R$624.4 million, due to the strong depreciation of the real against the U.S dollar, which exposed us with regards to our U.S dollar-denominated debt and aircraft financings. This exposure has no immediate cash effect, as it relates to long-term liabilities.

•         Interest expenses of approximately R$727.6 million.

Notwithstanding the above, the Company has since 2012 implemented a long-term recovery plan. Such recovery plan has been successful, with a 11.3p.p. recovery in the operating margin at the end of 2014, totaling an operating result of R$180.2 million for 2013 and 2014 combined. Additionally, in 2014 we restructured our debt profile, resulting in a reduction of the cost of debt and an extension in maturities.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 6	August 14, 2015

As of December 31, 2014 (with further analyses completed in February 2015), there was sufficient information that the actions above, combined with the projected medium-term demand growth, new level of oil prices, projected yield, among other factors, are convincing evidence that there will be sufficient future taxable income for the utilization of the net operating loss carryforward balances recorded. Further support given by the fact, that under Brazilian tax law, tax credits from net operating losses carryforward do not expire.

The business plan considers our expectations for the next 10 years, as from January 1, 2015, and indicates the utilization of the deferred tax assets associated with our net operating loss carryforwards [***]. Tax planning opportunities are not considered in our future income projections. The table below shows the expected utilization of the deferred tax assets associated with our net operating loss carryforwards per year:

[***]

VRG has not recognized any deferred tax credits additions from net operating loss carryforwards since 2012. Additionally, as of December 31, 2014, VRG utilized approximately R$38.0 million of net operating loss carryforwards in tax installment and refinancing programs provided by the Brazilian Government.

As described above, in our normal course of business we perform our analysis of the recognition of deferred tax assets annually at the end of each fiscal year. However, the macro-economic and political scenario in Brazil has been changing significantly since the end of the second quarter of 2015 due to the reasons described below:

•         the volatility in the US dollar exchange rate has increased, with a strong depreciation of the real against the dollar, mainly driven by increased political uncertainty, the delay in the adjustment of fiscal policies and reduced GDP forecasts in Brazil and the potential ratings downgrade for Brazil.

•         the volatility of fuel prices has increased, mainly due to production from members of the Organization of the Petroleum Exporting Countries, the increase in shale gas production in the U.S., a higher demand in Europe and Asia, as well as a result of the recent nuclear agreement with Iran, which can rapidly increase its production and, consequently, international oil reserves.

•         the reduction of the economic activity in Brazil as a result of political uncertainties and current corruption charges and investigations involving government owned entities and politicians.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 7	August 14, 2015

•         The recent increase in supply in the Brazilian airline market in the last two years, which is currently impacted by the downturn in the Brazilian economy.

As a consequence, we have decided that we will reassess our business plan including the formal approval by our Board of Directors during the third quarter of 2015.

Webjet Linhas Aéreas S.A., or Webjet

We began the process of winding up Webjet’s activities and the discontinuation of its brand in 2012.  Thus, there is no expectation of utilization of net operating loss carryforwards.  Accordingly, we did not record any tax credits from net operating loss carryforwards for Webjet’s accumulated losses at December 31, 2014.

SEC Comment No. 3.

15. Property, Plant and Equipment, page F-37

3)      We note from your disclosure in Note 15 that in 2014 there were $482,911 additions to “Advances for acquisition of property, plant and equipment” and $494,477 of disposals. We also note from your statement of cash flows that you present these amounts net in the investing activities section. Please explain to us the nature of these addition and disposal transactions and tell us why you believe it is appropriate to present the net amounts on the statement of cash flows. See guidance in paragraphs 22-24 of IAS 7. Also, please tell us why there is no amount related to advances for property, plant and equipment acquisition reflected on the statement of cash flows for the year ended December 31, 2013.

Response to Comment No. 3.

Additions in advances for acquisition of property, plant and equipment refer essentially to transactions with Boeing, our main provider of aircraft equipment. The additions are pre-delivery deposits to Boeing, which represent a percentage of the purchase price of the related aircraft.

Reductions in advances for acquisition of property, plant and equipment occur in one of two ways: (i) by reimbursement from Boeing when pre-delivery deposits paid before the manufacturing process exceed the amounts ultimately due; and (ii) upon delivery of the aircraft, when we either enter into finance leases or sale and lease-back transactions to finance the acquisition of the aircraft.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 8	August 14, 2015

These advances and reimbursements represent the adjustments (“true-ups”) to the financial guarantee that we maintain with Boeing, regarding the backlog of aircrafts to be delivered in the future.  Therefore, the most important financial information resulting from these transactions is the net amount that represents the change in our financial commitment with our main supplier. Based on this perspective, and the guidance prescribed in paragraphs 22 of IAS 7, we believe that the presentation on a net basis is the most meaningful to the users of the financial statements.

The amounts presented in the statement of cash flows for the year ended December 31, 2013, in the line property, plant and equipment (in investing activities) include a net reimbursement of R$13.6 million for advances for acquisition of property, plant and equipment. The detail of these additions and reductions is disclosed in Note 15 of the Company's financial statements.

SEC Comment No. 4.

16. Intangible assets, page F-38

4)      We note that your disclosure in Note 16 indicates that at December 31, 2014, consolidated goodwill and airport operating rights, an indefinite lived intangible, were $557,485 and $1,038,000, respectively. Please revise your notes to the financial statements to include all the required disclosures set forth in paragraph 134 of IAS 36, including the amount of goodwill and intangible assets with indefinite lives allocated to each cash-generating units.

Response to Comment No. 4.

The Company discloses on page F-16 of its 2014 Form 20-F that goodwill is allocated among two cash-generating units: VRG and Smiles. Such amounts are, respectively, R$325.4 million and R$232.1 million as of December 31, 2014.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 9	August 14, 2015

The airport operating rights acquired after the business combinations of VRG and Webjet, in the amount of R$1,038.9 million, are attributable to a single cash-generating unit in the flight transportation segment - VRG.

The Company commits to improve disclosure and respectfully requests to include information required by paragraph 134 of IAS 36 for goodwill and intangible assets with indefinite lives in future filings.

SEC Comment No. 5.

5)      We note from page F-16 that you perform your goodwill impairment analysis annually and that you have not recorded any goodwill impairment to date. We further note from page 12 your financial condition has been materially weakened by significant losses in each of the last four years. In addition, your disclosure on page 16 indicates that you have also had recent declines in your market capitalization giving rise to volatility in the trading prices of your shares and ADS’. Given these factors, please tell us and revise your critical accounting policies disclosures to indicate when you conducted your most recent impairment analysis with respect to your goodwill and other indefinite lived intangible assets and the results of such analysis pursuant to the guidance in IAS 36. Include in your response, any impairment analysis performed subsequent to December 31, 2014. Also, to the extent that any of your cash-generating units were at risk of having its value in use, or fair value less costs to sell, being less than its carrying value at the date of your most recent impairment analysis, please expand MD&A to discuss the following:

•         Percentage by which fair value/value in use exceeded the carrying value of the cash-generating unit as of the date of the most recent impairment test.

•         The amount of goodwill allocated to the cash-generating unit.

•         A description of the methods and key assumptions used in your most recent goodwill impairment analysis, including a discussion of how the key assumptions were determined.

•         A discussion regarding the degree of uncertainty associated with the key assumptions used in the impairment analysis.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 10	August 14, 2015

•         A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your cash-generating units were at risk, please specifically state this in your response and in your revised disclosures and provide us with your analysis which supports the basis for your conclusions. Please note that a reporting unit may be at risk of failing step one of the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test. We may have further comment upon receipt of your response.

Response to Comment No. 5.

We finalized our most recent impairment analysis as of December 31, 2014 in February 2015, during the preparation of and with respect to our 2014 financial statements.  The management of the Company believes that the models utilized in the impairment tests allow an adequate impairment analysis of intangible assets.

The table below summarizes the amounts of goodwill and airport operating rights allocated to the VRG and Smiles cash-generating units, and their respective value in use as of December 31, 2014:

[***]

The Company’s management believes that its goodwill and indefinite lived intangible assets are not at risk of having their value in use being less than its carrying value, based on our long term business plan developed for each cash-generating unit.  The long term business plan was approved by our Board of Directors on December 19, 2014, and considers the following assumptions (among others):

•         GDP: For 2015 through 2018, we assumed GDP growth based on data provided by the Brazilian Central Bank.  For 2019 through 2024, we assumed GDP growth based on market consensus as published by Bloomberg.

•         U.S. dollar: For 2015 through 2018, we assumed a U.S. dollar/Brazilian real exchange rate based on data provided by the Brazilian Central Bank. For 2019 through 2024, we assumed a U.S. dollar/Brazilian real exchange rate based on the Brazil-U.S. inflation rate differential.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 11	August 14, 2015

•         Fuel: We assumed fuel prices based on the methodology used by the Brazilian National Petroleum Agency (ANP), which is based on the expectations of the U.S. Energy Information Administration (EIA).

•         Interest Rates: We assumed interest rates based on market consensus as published by Bloomberg.

Based on these macro-economic assumptions, management prepared the long term business plan considering the following projections:

•         Capacity: We considered an average year over year growth around [***] in our available seat kilometers, or ASK, for the entire projected period, in line with the long-term GDP growth expectations as per market consensus. ASK represents the aircraft seating capacity multiplied by the number of kilometers flown.

•         Demand: We projected a stable load factor, leading to a [***] demand growth rate, in line with the projected capacity growth and industry average in Brazil.

•         Revenues and Yield: Yield per passenger kilometer, or yield, represents the average amount one passenger pays to fly one kilometer. Management considered the impact of measures to increase revenues, including a partial pass through to customers of certain costs and expenses. Revenue growth considered in the long term business plan is in line with our revenue growth from the recent past.

•         Operating Expenses: Based on the macro-economic assumptions and historical performance data, management considered (i) expected inflation and interest rates for each of the periods as described above, (ii) the U.S. dollar exchange rate as well as fuel prices as described above, and (iii) our main operating factors, including fleet optimization, such as the renegotiation of lease agreements, a continuing improvement in operating performance (our operating results have been constantly improving for the last nine quarters), as well as other factors affecting our operating expenses.

While performing the impairment test, management adopted the discounted cash flows method for each cash-generating unit. Management advises the Staff that, even though the assumptions considered in our long-term business plan are derived from well-known and reliable sources, as described above, they are subject to short-term volatility.

The Company has not performed any impairment analysis after December 31, 2014. As described in the response to Comment No. 2, given that the macro-economic and political scenario in Brazil has been changing significantly since the end of the second quarter of 2015 we will reassess our business plan and impairment analyses including the formal approval by our Board of Directors during the third quarter of 2015.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GOL INTELLIGENT AIRLINES, INC.

FOR CERTAIN PORTIONS OF THIS LETTER

PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Page 12	August 14, 2015

The Company respectfully requests to include the additional disclosure to provide adequate information with respect to its impairment analysis in future filings.

We acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg of Milbank, Tweed, Hadley & McCloy LLP, our counsel, at +55-11-3927-7702 or me at +55-11-2128-4000.

Sincerely,

/s/ Edmar Prado Lopes Neto
GOL Linhas Aéreas Inteligentes S.A.
By: Edmar Prado Lopes Neto
Title: Investor Relations Officer

cc: Heather Clark and Claire Erlanger, Division of Corporation Finance
Securities and Exchange Commission
Tobias Stirnberg
Milbank, Tweed, Hadley & McCloy LLP